UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

ALLEGHENY LUDLUM CORPORATION PERSONAL
RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2010

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Investments at fair value:
Interest in synthetic investment contracts	$61,833,238	$59,770,163
Interest in common collective trusts	33,076,306	23,464,672
Interest in registered investment companies	29,056,745	21,133,927
Corporate common stock	23,309,664	13,529,239
Interest-bearing cash and cash equivalents	6,679,640	5,235,660
Participant loans	6,191,146	5,926,269

Total investments at fair value	160,146,739	129,059,930

Employer contribution receivable	15,201	331
Employee contributions receivable	10,530	2,836

Net assets available reflecting investments at fair value	160,172,470	129,063,097
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(645,169)	3,887,281

Net assets available for benefits	$159,527,301	$132,950,378

See accompanying notes.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2009	2008
Contributions:
Employer	$1,890,645	$2,449,798
Employee	5,778,668	7,932,797
Rollovers	16,548	—

Total contributions	7,685,861	10,382,595

Investment income (loss):
Net gain (loss) on corporate common stocks	11,212,277	(19,100,929)
Net gain (loss) from interest in registered investment companies	7,307,187	(13,395,767)
Net gain (loss) from interest in common collective trusts	5,442,534	(8,750,911)
Interest income	1,216,893	1,602,259
Other income	1,976,115	1,797,301

Total investment income (loss)	27,155,006	(37,848,047)

	34,840,867	(27,465,452)

Distributions to participants	(7,865,396)	(8,072,564)
Fees	(398,548)	(425)

	(8,263,944)	(8,072,989)

Net increase (decrease) in net assets available for benefits	26,576,923	(35,538,441)
Net assets available for benefits at beginning of year	132,950,378	168,488,819

Net assets available for benefits at end of year	$159,527,301	$132,950,378

See accompanying notes.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements
December 31, 2009
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2009, the Financial Accounting Standards Board (FASB) issued changes to disclosure requirements to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable market value and the NAV is calculated in a manner consistent with investment company accounting. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The Plan will adopt the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
2. Description of the Plan
The Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees of Allegheny Ludlum Corporation (ALC) and effective July 2007, eligible employees of the Albany, Oregon location of Oregon Metallurgical Corporation (Oremet) through company contributions, and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. ALC and Oremet are wholly owned subsidiaries of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). ALC contributes to the Plan $0.50 per hour worked per eligible union employee. With respect to eligible Oremet employees, effective September 2007 and each September thereafter, Oremet will contribute the sum of $100 multiplied by an employee’s years of service; and Oremet will contribute $15,000 to the account of each eligible employee who retires during the scheduled term of the collective bargaining agreement beginning July 1, 2007 (subject to a maximum of 46 employees over the term of the contract and a maximum of 14 employees per contract year). Unless otherwise specified by the participant, all contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series). Such contributions are made only from current income or accumulated earnings of the Plan Sponsor. The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment alternatives. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Additionally, ALC employees’ annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employees’ discretion as their deferral.
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. Copies of these documents are available from the Plan Sponsor.
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2009 and 2008 were as follows:

	Years Ended December 31
	2009	2008

Based on actual earnings	3.67%	4.67%
Based on interest rate credited to participants	3.55%	4.56%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit the investments. Investments in registered investment companies and the Fund require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently require the prior approval of the investment manager if the Plan Sponsor decided to entirely exit these investments.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2009	2008

Allegheny Technologies Incorporated common stock	$23,309,664	$13,529,239
BlackRock Asset-Backed Securities Index Fund***	13,625,284	11,009,138
BlackRock Mortgage-Backed Securities Index Fund***	8,985,969	8,264,724
State Street Global Advisors Target Retirement Income 2020 SL Series Fund **	8,611,875	5,949,435
BlackRock Intermediate Term Credit Bond Index Fund*, ***	4,536,284	10,018,773

*	Current year presented for comparative purposes only

**	Prior year presented for comparative purposes only

***	Held within SICs
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2009	2008

Monumental Life Ins. Co. Constant Duration SIC	$17,926,948	$16,894,727
Rabobank Constant Duration SIC	17,500,176	16,495,341
State Street Bank Constant Duration SIC	9,653,299	9,098,246
Bank of America Fixed Maturity SIC*	6,456,896	8,351,914
State Street Bank Fixed Maturity SIC*	5,712,573	6,926,808

*	Current year presented for comparative purposes only
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.
•	Corporate common stocks — these investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.
•	Common collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.
•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.
•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.
•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2009	Level 1	Level 2	Total

Interest in synthetic investment contracts (a)	$—	$61,833,238	$61,833,238
Interest in common collective trusts (b)	—	33,076,306	33,076,306
Interest in registered investment companies (c)	29,056,745	—	29,056,745
Corporate common stock (d)	23,309,664	—	23,309,664
Interest-bearing cash and cash equivalents	6,679,640	—	6,679,640
Participant loans	—	6,191,146	6,191,146

Total assets at fair value	$59,046,049	$101,100,690	$160,146,739

a)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 26% asset-backed securities.

b)	This class includes approximately 77% target date funds, 17% U.S. equity funds, 1% non-U.S. equity funds, and 5% fixed income funds.

c)	This class includes approximately 48% U.S. equity funds, 18% non-U.S. equity funds, 23% balanced funds, and 11% fixed income funds.

d)	Comprised of ATI common stock.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts (a)	$—	$59,770,163	$59,770,163
Interest in common collective trusts (b)	—	23,464,672	23,464,672
Interest in registered investment companies (c)	21,133,927	—	21,133,927
Corporate common stock (d)	13,529,239	—	13,529,239
Participant loans	—	5,926,269	5,926,269
Interest-bearing cash and cash equivalents	4,072,880	1,162,780	5,235,660

Total assets at fair value	$38,736,046	$90,323,884	$129,059,930

a)	This class includes approximately 11% government agency bonds, 17% corporate bonds, 33% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 25% asset-backed securities.

b)	This class includes approximately 73% target date funds, 21% U.S. equity funds and 6% fixed income funds.

c)	This class includes approximately 48% U.S. equity funds, 18% non-U.S. equity funds, 24% balanced funds, and 10% fixed income funds.

d)	Comprised of ATI common stock.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan was most recently amended and restated effective June 1, 2009 to conform with certain provisions of the Pension Protection Act of 2006 and other regulations, and in January 2010 an Application for Determination was filed with the IRS with respect to said amendment and restatement.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31
2008
Net assets available for benefits per the financial statements	$132,950,378
Deemed distribution of benefits to participants	(296,703)

Net assets available for benefits per the Form 5500	$132,653,675

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

Benefits paid to participants per the financial statements	$7,865,396
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	(296,703)

Benefits paid to participants per the Form 5500	$7,568,693

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value
Interest-bearing cash and cash equivalents
TBC Pooled Emp. Daily Fund	$6,679,640
Adjustment from fair to book value	1,231

$6,680,871

Registered Investment Companies:
Alliance Bernstein Small Mid Cap Value Fund	$6,858,305
American Funds Europacific Growth Fund	4,979,188
American Funds Growth Fund of America	6,676,644
MFS Value Fund	2,365,154
MSIF Small Company Growth Fund	4,803,341
Vanguard Total Bond Index Fund	2,823,987
Vanguard Inflation Protected Securities Fund	283,338
Federated Money Market Fund	16,531

28,806,488

Self-directed accounts:
Baron Small Cap Fund	2,017
CGM Mutual Fund	4,514
Pimco Commodity Real Return Strategy Fund	3,800
CGM Focus Fund	3,200
Fidelity Emerging Markets Fund	8,006
Fidelity China Region Fund	7,036
Fidelity Select Technology Portfolio Fund	12,317
Fidelity Select Pharmaceuticals Portfolio	5,376
Fidelity Select Energy Portfolio	7,687
Fidelity Select Natural Resources	11,217
Marsico 21st Century Fund	8,852
Permanent Portfolio Fund	25,185
T Rowe Price Emerging Markets Stock	4,785
US Global Resources Fund	18,483
Fidelity International Small Cap Fund	3,709
Fidelity Intl Capital Appreciation Fund	3,703
Fidelity Latin America Fund	3,543
Fidelity Focus Stock Fund	9,260
Invesco Energy Fund Class Y	9,990
Artio International Equity Fund II Class A	6,139
Matthews Asia Dividend Fund	4,984
Matthews China Fund	8,301
T. Rowe Price Health Sciences	5,197
T. Rowe Price New Asia	20,757
T. Rowe Price Latin America	20,754
T. Rowe Price Science & Technology	5,180
Royce European Small-Companies Fund Service Class	3,954
Vanguard Long-term U.S. Treasury Portfolio	22,311

Total self-directed accounts	250,257

Total registered investment companies	$29,056,745

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value
Corporate Common Stock
Allegheny Technologies Incorporated*	$23,309,664

Common Collective Trusts
Mellon Stable Value Fund of the Bank of New York Mellon	$1,485,785
Adjustment from fair to book value	(21,390)
State Street Global Advisors Target Retirement Income SL Series Fund	441,958
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	1,348,223
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	5,797,362
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	8,611,875
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	4,167,494
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	2,613,216
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	1,293,977
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	632,679
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	560,872
State Street Global Advisors Target Retirement Income 2050 SL Series Fund	50,675
State Street Global Advisors S&P 500 Flagship SL Fund	5,693,008
State Street Global Advisors MSCI ACWI Ex US Index SL Series Fund	379,182

$33,054,916

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$602,711
CMBS, BACM 2005-3 A3A	723,598
Freddie Mac, FHR 2627 BU	71,547
Freddie Mac, FHR 2640 TL	193,180
Freddie Mac, FHR 2715 ND	305,520
Freddie Mac, FHR 2760 EB	339,519
Freddie Mac, FHR 2786 PC	194,949
Freddie Mac, FHR 2865 PQ	775,103
Freddie Mac, FHR 2866 XD	893,557
Freddie Mac, FHR 2870 BD	577,384
Freddie Mac, FHR 2888 OW	425,785
GNMA Project Loans, GNR 06-51 A	653,353
Auto Valet 2008-2 A3A	919,751
Bank of America, N.A. Wrap contract	(219,061)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	6,456,896

Auto, BASAT 06-G1 A4	373,714
CMBS, CDCMT 2002-FX1D1895488.82	610,808

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value
Rate Redu Bonds, CNP 05-1 A2	796,577
Freddie Mac, FHR 2631 LB	214,839
Freddie Mac, FHR 2681 PC	340,887
Freddie Mac, FHR 2778 KR	179,712
Freddie Mac, FHR 2981 NB	691,657
Freddie Mac, FHR 2891 NB	608,704
CMBS, MLMT 05-CIP1 A2	1,167,957
CMBS, MLMT 05-CKI1 A2	587,524
CMBS, CD05-CD1 A2 FX	293,049
State Street Bank Wrap contract	(152,855)

State Street Bank Fixed Maturity Synthetic Contract 105028	5,712,573

CMBS, BSCMS 05-T18 A2	427,200
Freddie Mac, FHR 2663 ML	422,100
Freddie Mac, FHR 2763 PC	475,893
Freddie Mac, FHR 2921 NV	407,077
Freddie Mac, FHR 2934 OC	607,318
CMBS, JPMCC 05-LDP2 A2	494,829
Natixis Financial Products Wrap contract	(41,417)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	2,793,000

Total Fixed Maturity Synthetic Contracts	$14,962,469

Variable Rate Synthetic Contracts
Natixis Financial Products	$1,206,964
Natixis Wrap contract	(41,628)

Total Variable Rate Synthetic Contracts	$1,165,336

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$1,710,044
BlackRock, 1-3 Year Credit Bond Index Fund	2,713,101
BlackRock, Asset-Backed Sec Index Fund	5,422,136
BlackRock, Comm Mortgage-Backed Sec Fund	1,365,086
BlackRock, Int Term Credit Bond Index Fund	1,805,200
BlackRock, Int Term Government Bond Index Fund	1,158,806
BlackRock Global Investors, Long Term Government Bond Index Fund	256,966
BlackRock, Mortgage-Backed Sec Index Fund	3,575,937
Monumental Life Ins. Co. Wrap contract	(80,328)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	17,926,948

BlackRock, 1-3 Year Government Bond Index Fund	1,666,332
BlackRock, 1-3 Year Credit Bond Index Fund	2,643,748

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394   Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value
BlackRock, Asset-Backed Sec Index Fund	5,283,536
BlackRock, Comm Mortgage-Backed Sec Fund	1,330,193
BlackRock, Int Term Credit Bond Index Fund	1,759,053
BlackRock, Int Term Government Bond Index Fund	1,129,184
BlackRock, Long Term Government Bond Index Fund	250,397
BlackRock, Mortgage-Backed Sec Index Fund	3,484,528
Rabobank Wrap contract	(46,795)

Rabobank Constant Duration Synthetic Contract ATI060301	17,500,176

BlackRock, 1-3 Year Government Bond Index Fund	920,793
BlackRock, 1-3 Year Credit Bond Index Fund	1,460,901
BlackRock, Asset-Backed Sec Index Fund	2,919,612
BlackRock, Comm Mortgage-Backed Sec Fund	735,046
BlackRock, Int Term Credit Bond Index Fund	972,031
BlackRock, Int Term Government Bond Index Fund	623,972
BlackRock, Long Term Government Bond Index Fund	138,366
BlackRock, Mortgage-Backed Sec Index Fund	1,925,504
State Street Bank Wrap contract	(42,926)

State Street Bank Constant Duration Synthetic Contract 107073	9,653,299

Total Constant Duration Synthetic Contracts	$45,080,423

Participant loans* (4.25% to 9.25%, with maturities through 2024	$6,191,146

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY LUDLUM CORPORATION PERSONAL RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN

Date: June 25 , 2010	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)